Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 15, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a self-storage facility;

•	to disclose the acquisition of single-family housing properties;

•	to disclose a loan disposition;

•	to disclose the transaction price for each class of our common stock as of October 1, 2022;

•	to disclose the calculation of our August 31, 2022 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Acquisition of Self-Storage Facility

In August 2022, we acquired a self-storage property known as Advantage Storage for $10.1 million. Advantage Storage is a purpose-built property in a high-growth, high-barrier to entry, master-planned submarket within Houston, Texas, and is 100% climate controlled. The property was approximately 89% leased at acquisition.

Acquisition of Single-Family Housing Properties

In August 2022, we acquired 16 single-family homes in conjunction with our relationship with Sparrow for a total purchase price of $6.8 million. The properties are located in various target markets throughout the United States, including Florida, Texas, Georgia and North Carolina.

Loan Disposition

In August 2022, we sold for $50.9 million the senior portion of our commercial mortgage loan used to finance the acquisition of a Class A, garden-style multifamily property located in Kissimmee, Florida.

October 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2022 (and repurchases as of September 30, 2022) is as follows:

Transaction Price (per share)
Class T	$13.15
Class S	$13.01
Class D	$13.19
Class I	$13.13

VGN-NREIT3-0922P

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2022. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of August 31, 2022, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of August 31, 2022 ($ and shares in thousands):

Components of NAV	August 31, 2022
Investments in real property	$1,963,288
Investments in commercial mortgage loans	216,913
Investments in international affiliated funds	125,412
Investments in real estate-related securities	107,082
Investments in real estate debt	84,037
Cash and cash equivalents	74,785
Restricted cash	68,037
Other assets	19,743
Debt obligations	(367,143)
Subscriptions received in advance	(67,072)
Other liabilities	(47,753)
Stockholder servicing fees payable the following month(1)	(568)
Non-controlling interests in joint venture	(1,237)

Net Asset Value	$2,175,524
Net asset value attributable to preferred stock	128

NAV attributable to common stockholders	$2,175,396

Number of outstanding shares of common stock	164,838

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of August 31, 2022, we have accrued under GAAP approximately $43.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of August 31, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$210,984	$543,576	$102,669	$913,083	$405,084	$2,175,396
Number of outstanding shares	16,040	41,766	7,785	69,516	29,731	164,838

NAV per share as of August 31, 2022	$13.15	$13.01	$13.19	$13.13	$13.63

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2022 valuations, based on property types. Once we have appraisals for more than one property within additional property types, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	5.80%	4.52%
Multifamily	6.30	4.34
Office	6.87	6.27
Healthcare	7.21	6.07
Single-Family Housing	6.93	4.91

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.09%	2.04%	1.92%	2.10%	1.28%
(weighted average)	0.25% increase	(2.07)%	(1.97)%	(1.92)%	(2.06)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	4.34%	4.03%	2.73%	2.82%	3.60%
(weighted average)	0.25% increase	(3.89)%	(3.74)%	(2.57)%	(2.66)%	(3.13)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 106,387,051 shares of our common stock (consisting of 10,661,795 Class T shares, 33,611,107 Class S shares, 5,664,822 Class D shares, and 56,449,327 Class I shares) in this offering, resulting in gross offering proceeds of $1,323,233,464. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our Prospectus.

The amount of the estimated market values of our investments in real property and investments in commercial mortgage loans as of August 31, 2022 presented on page 2 of this Supplement under the section “August 31, 2022 NAV Per Share” has been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.